Franklin Limited Maturity U.S. Government Securities Fund

 Proxy  Reminder

Shareholder Meeting May 30, 2014

Dear Shareholder:

You should have received proxy materials in the mail concerning the meeting which will be held on May 30, 2014.

According to  our  latest  records,  we  have  not  received  your  proxy  vote  for  this meeting. A majority of the shares of the fund must be present in person or by proxy in order to approve the proposals at the meeting. While the meeting is several weeks away, efforts to obtain the required vote will continue until the requirement is met.

VOTING IS QUICK AND EASY!

•         You may vote via the Internet. Just follow the instructions printed on the enclosed proxy ballot.

•         You may vote via phone by dialing the toll-free number printed on the enclosed proxy ballot. You may also call toll free at 1-855-648-2889 and a proxy voting specialist will assist you with voting your shares. Specialists are available Monday through Friday, 9:00 a.m. to 6:00 p.m. Eastern Time.

•         You  may  cast  your  vote  by  mail. Fill out the enclosed proxy ballot and return it in the postage paid envelope provided in this package.

Sincerely,

Franklin Templeton Investments